Amarin Corporation plc
Interim financial statements as of and for the six months
ended June 30, 2005 and 2004
(Unaudited)

Interim financial statements as of and for the six months ended June 30, 2005 and 2004
Management’s commentary on results
Management presents the interim financial statements at June 30, 2005. These should be read in conjunction with the annual report filed with the Securities and Exchange Commission under Form 20-F for the year ended December 31, 2004.
Amarin reported a net loss for the six months ended June 30, 2005 of $8.9 million or loss of $0.22 per American Depositary Share (ADS), compared with a net profit, including discontinued activities, of $10.6 million or earnings of $0.59 per ADS in the 6 months ended June 30, 2004.
The results for the six months ended June 30, 2005 are analyzed between continuing and discontinued activities and are set out in further detail below.
PROFIT AND LOSS ACCOUNT
Continuing activities
Period Ended June 30, 2005 (UK GAAP — UNAUDITED)
Selected Income Statement Data — extract of continuing activities

	Six months ended June 30
	2005	2004
	Total	Total
	$’000	$’000

Revenue:
Revenue from continuing activities	—	—

Operating expenses:
Research & development	3,862	—
Selling, general & administrative	4,752	2,962
Amortization of intangible assets	337	288

Operating expenses from continuing activities	8,951	3,250

Operating (loss) from continuing activities	(8,951)	(3,250)

For the six months ended June 30, 2005, the operating loss from continuing activities was $9.0 million, an increase of $5.7 million, compared with an operating loss of $3.3 million for the same period in 2004. The increase is primarily due to the inclusion of Amarin Neuroscience Limited’s (formerly Laxdale Ltd) expenses of $4.8m, following its acquisition in October 2004.
Research and development costs of $3.9 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies, research and development overheads and significant set up costs associated with commencing the phase III trials in Huntington’s Disease (“HD”), including costs payable to the two organizations running the HD trials, namely, the Huntington’s Study Group (“HSG”) acting through the University of Rochester and Icon Clinical Research Limited, a subsidiary of Icon, plc.
On June 14, we announced that patient recruitment had commenced in the U.S. for Phase III clinical trials of Miraxion in Huntington’s disease. On September 21, first patient dosing commenced. The EU clinical trials are scheduled to commence in the fourth quarter of 2005.
Selling, general and administrative costs of $4.8 million primarily represent Amarin’s general and administrative costs, business and corporate development costs and the cost of maintaining and renewing Amarin’s portfolio of intellectual property. The increase in selling, general and administrative costs was primarily due to the inclusion of Amarin Neuroscience’s general and administrative costs for the period and increases in corporate and business development costs.

Discontinued activities
Period Ended June 30, 2005 (UK GAAP — UNAUDITED)
Selected Income Statement Data — extract of discontinued activities

	Six months ended June 30
	2005	2004
	Total	Total
	$’000	$’000
Revenue:
Revenues from discontinued activities	—	1,017

Cost of sales:
Cost of sales from discontinued activities	—	107

Gross profit:
Gross profit from discontinued activities	—	910

Total gross profit:	—	910

Operating expenses:
Selling, general & administrative	—	1,575

Research & development	—	1,383

Total operating expenses from discontinued activities	—	2,958

Total operating (loss) on discontinued activities	—	(2,048)

Exceptional income/(expense) — discontinued activities

Escrow proceeds from disposal of Swedish business	—	350

Loss on disposal of US operations and certain products	—	(2,438)

Gain on settlement of Elan debt	—	25,572

Profit on ordinary activities before interest from discontinued activities	—	21,436

For the six months ended June 30, 2005, the company did not discontinue any operations; the presentation of discontinued operations relates to prior period transactions.
For the six months ended June 30, 2004, the operating loss on discontinued activities was $2.0 million. On February 25, 2004 Amarin disposed of all remaining revenue generating product rights to Valeant Pharmaceuticals International (“Valeant”). Turnover and related cost of sales up to date of disposal were $1.0m and $0.1m respectively.
Operating expenses for discontinued activities were $3.0 million in the six months ended June 30, 2004. As part of the disposal to Valeant, Amarin was obligated to fund up to $2.5m of development costs associated with Zelapar™. As of June 30, 2004, $1.4m had been incurred, with the remaining $1.1m incurred in early Q3 2004.
In February 2004, Amarin sold its US operations and certain product rights resulting in an exceptional loss of $2.4 million. Also included in exceptional items are escrow proceeds received following the disposal of our Swedish drug delivery and development business as discussed in the ‘Cash flow and Net Assets’ section.
In February 2004, upon closing the sale of the US operations and certain product rights to Valeant, Amarin settled its debt obligations with Elan through a cash payment of $17.2 million (part of which represented the cost of acquiring Zelapar™ that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and 500,000 warrants over ordinary shares. The resulting exceptional gain on settlement of the Elan debt was $25.6 million. Under US GAAP, this item represents a contribution to equity as it was from a (then) related party.

CASHFLOW AND NET ASSETS
As of June 30, 2005, Amarin had cash and cash equivalents of $16.4 million and net current assets of $14.9 million. As of December 31, 2004, Amarin had cash and cash equivalents of $11.0 million and net current assets of $8.7 million. Total net cash outflow on operations was $9.1 million for the six months ended June 30, 2005, an increase of $3.3 million from the outflow of $6.4 million for the six months ended June 30, 2004.
Cash outflows from continuing activities was $9.1 million for the six months ended June 30, 2005, an increase of $6.7 million from the outflow of $2.4 million for the six months June 30, 2004. The increase in cash outflow reflects the costs associated with the integration and continuing business of Amarin Neuroscience Limited and the significant set up costs associated with the commencement of phase III clinical trials for Miraxion in Huntington’s disease.
Cashflows on investment and servicing of finance comprise interest received in the six months to June 30, 2005 of $153,000 ($39,000 for the six months to June 30, 2004), together with interest paid in the six months to June 30, 2005 of $65,000 ($131,000 for the six months ended June 30, 2004). Interest received was higher in 2005 than 2004 due to higher cash balances reflecting the interest earned on the cash raised in the October 2004 fundraising together with the May 2005 fundraising. Interest paid declined as loan note balances declined from $5 million at June 30, 2004 to $nil at June 30, 2005. Additionally, in the two months to February 25, 2004, debt balances with Elan totaled approximately $43 million, resulting in interest payable until settlement.
Cashflows from taxation represent cash received in the form of research and development tax credits, as explained in note 6.
Cash used in investing activities during the six months ended June 30, 2005 was $0.06 million which reflects fixed asset acquisitions. The net cash used in investing activity in the six months ended June 30, 2004 of $18.4 million reflects acquisition consideration paid for the Zelapar™ product rights and cash generated from the disposal of the US operations and revenue generating product rights (including Zelapar™).
The disposal of the Swedish drug delivery and development business in October 2003 resulted in the retention of proceeds in escrow against potential claims of the purchaser against Amarin. From the proceeds held in escrow Amarin received $0.35 million in the first half of 2004. The February 2004 disposal of the US operations and certain product rights resulted in cash of $1.8 million being eliminated.

Net cash generated from financing activities was $14.8 million in the six months ended June 30, 2005 reflecting gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million American Depository Shares (“ADS’s”) together with the proceeds from the exercise of options by former employees of $0.3 million. After offering fees, expenses and the redemption of the remaining $2 million of loan notes in connection with the purchase of shares by Amarin Investment Holding Limited (“AIHL”) a company controlled by Amarin’s chairman, Mr. Thomas Lynch, referred to below, the net proceeds were approximately $14.5 million.
Net cash outflow from financing activities was $5.4 million in the six months ended June 30, 2004. Cash generated from financing activities represent a $4.0 million bridging loan and a $7.8 million loan to acquire Zelapar™. Both these loans were provided by Elan. Following the disposal of the US operations and certain product rights, Amarin paid $17.2 million to Elan, to eliminate all existing borrowings from Elan. Additionally, Amarin issued an 8% $5 million loan note to Elan.
During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited (“AIHL”), an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests in addition to shares in Amarin, included the $5 million loan note and 500,000 warrants. During October 2004, AIHL agreed to redeem $3 million of the loan note and to subscribe for 2,717,391 ordinary shares with an option to redeem the remaining $2 million and subscribe for ordinary shares at the offering price of any future equity financing. Accordingly, a convertible loan note of $2 million remained outstanding at December 31, 2004. This convertible loan note carried daily interest of 8% per annum payable half yearly. During May 2005, AIHL agreed to the redemption of the remaining $2 million of the loan note and to subscribe for 1,538,462 ordinary shares.
GOING CONCERN
At the date of these interim financial statements, Amarin is forecast to have sufficient cash to fund the group’s operating activities, into the second quarter of 2006. Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further equity-based financings. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the second quarter of 2006 and beyond.
Amarin’s ability to execute its business strategy and sustain its infrastructure at its current level will be impacted by when, and whether or not, it is able to raise additional capital and/or obtain additional funding through earning licensing fees from its partnering activities. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should Amarin be unable to continue as a going concern. Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that funding will be obtained by the Company to fund its ongoing activities. Accordingly the directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis.

RECENT DEVELOPMENTS
The following summarizes recent material events relating to the business, including material changes in affairs that have occurred since April 1, 2005, the date on which the Company’s most recent Annual Report on Form 20-F was filed with the SEC.
Miraxion for Huntington’s Disease
In June 2005, the Huntington Study Group (“HSG”) acting through the University of Rochester commenced recruitment for the U.S. Phase III clinical trial of Miraxion™ in Huntington’s disease (Trend-I). The HSG will be conducting this clinical study of Miraxion™ in persons 35 years of age or older who have mild to moderate Huntington’s disease. The HSG is a worldwide, not-for-profit group of physicians and other clinical researchers who are experienced in the care of Huntington’s disease patients and dedicated to clinical research in Huntington’s disease.
Trend-I will have approximately 300 patients in a double blind placebo controlled study. The current 12 month study includes a 6 month placebo controlled phase with research subjects being randomly assigned to receive either Miraxion (2 grams total daily dose) or a matching placebo. This will be followed by another 6 month observation phase in which all participants will receive Miraxion. Researchers at 43 sites in the United States and Canada will each enroll approximately 7-8 research subjects with early signs of Huntington’s disease who are independently ambulatory (walking) and fully self sufficient in activities of daily living, such as eating, dressing and bathing.
A second European phase III clinical trial is expected to commence in the fourth quarter of 2005. The European clinical trial (TREND-II) will be conducted in collaboration with EURO-HD and Icon Clinical Research Limited, a subsidiary of Icon, plc. The trial will involve approximately 240 Huntington’s disease patients and will be conducted at up to 28 clinical trial sites in Europe. EURO-HD is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington’s disease patients.
On September 12, 2005, Amarin reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the design of these two pivotal Phase III clinical trials of MiraxionTM (ultra-pure ethyl-EPA) in Huntington’s disease. The Special Protocol Assessment (SPA) is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials.
On September 21, 2005, patient enrollment and first dosing had commenced in the U.S. Phase III clinical trial of MiraxionTM in Huntington’s disease. This study is being conducted by The Huntington Study Group.
Miraxion for Depressive Disorders
Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. During the first quarter, Amarin made two announcements on the use of Miraxion to treat depressed patients who are unresponsive to standard treatment and have melancholic characteristics. It is estimated that this subgroup may represent approximately 20% - 30% of all patients with major depression.
On January 12, 2005 Amarin announced data analyzed from two exploratory phase IIa clinical studies that demonstrated significant clinical benefit of Miraxion in this subgroup, when used as either monotherapy or as adjunct therapy. On March 15, 2005 Amarin announced additional data analysis from a third exploratory phase IIa clinical trial, where Miraxion was used as adjunct therapy, which also demonstrated a significant superiority with Miraxion in this subgroup of depression patients. This data will be an important component in the design of subsequent clinical trials that may more accurately target patients with the greatest potential of responding to Miraxion. Amarin intends to license Miraxion for depression to a development and marketing partner in the U.S. and E.U. markets.
Registered Direct Offering
On May 24, 2005 Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million American Depository Shares (ADS’s). After offering fees, expenses and the redemption of the remaining $2 million of loan notes in connection with the purchase of shares by AIHL, a company controlled by Amarin’s chairman, Mr. Thomas Lynch, referred to below, the net proceeds were approximately $14.5 million.
Directors and executive officers of Amarin purchased an aggregate of 3.5 million shares in the offering, inclusive of the 1.5 million shares issued in connection with the redemption of the loan notes, representing a total investment of approximately $4.5 million.
At June 30, 2005 Amarin had no debt other than working capital liabilities. This is reduced from debt of $5.0 million due at June 30, 2004. On May 24, 2005, AIHL exercised its option, simultaneously with the registered offering referred to above, and agreed to the redemption of the remaining $2 million of loan notes and used the proceeds to subscribe for 1.5 million ADS’s. This followed the redemption of the first $3 million of loan notes and subscription for equity by AIHL on October 7, 2004.
As part of the May 2005 financing, investors were given a future investment right, described as follows -
“If by March 15, 2006 the Company has not raised gross proceeds of at least $10 million (the “Future Financing Amount”) from one, or any combination of, the following sources: (i) revenues from the licensing or partnering of the Company’s intellectual property or proprietary information that are receivable prior to March 15, 2006; (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50; and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants; then, at any time between March 15, 2006 and March 31, 2006, the Investors shall have a pro rata right to make an equity investment in the Company, at a price per Ordinary Share equal to the lower of (a) $1.75; and (b) 84% of the volume weighted average of closing prices of the ADRs on NASDAQ over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to subsections (i)-(iii) above.
To the extent that the Investor does not wish to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financing until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing. Notwithstanding anything to the contrary, the Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in this Offering (i.e. the May financing) exceeds $15 million. ”
As the gross proceeds in the offering were $17.8m, the Future Financing Amount of $10m is reduced by $2.8m to $7.2m.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Amarin Corporation plc
We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and subsidiaries as of June 30, 2005, and the related condensed consolidated statements of income and cash flows for the six-month periods ended June 30, 2005 and 2004, collectively the “interim financial statements”. These interim financial statements are the responsibility of the company’s management.
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
The accompanying unaudited interim financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 of these unaudited interim financial statements as of June 30, 2005, and for the six months then ended, the company has not yet secured finance sufficient to allow it to fund its ongoing operational needs, raising substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our review conclusion is not qualified in this respect.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Kingdom.
We have previously audited, in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amarin Corporation plc and subsidiaries as of December 31, 2004, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated April 1, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 16 and 17 to the condensed consolidated interim financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge, England
30 September 2005

Consolidated profit and loss account (UK GAAP)

		Six months to	Six months to
Unaudited	Note	30 June 2005	30 June 2004

		$’000	$’000
Turnover
Discontinued operations		—	1,017

Cost of sales
Discontinued operations		—	(107)

Gross profit
Discontinued operations		—	910

Operating expenses
Continuing operations		(8,951)	(3,250)
Discontinued operations		—	(2,958)

		(8,951)	(6,208)

Operating loss
Continuing operations		(8,951)	(3,250)
Discontinued operations		—	(2,048)

		(8,951)	(5,298)

Exceptional income/(expense) — discontinued activities

Profit on disposal of Swedish operations	3	—	350
Loss on disposal of US operations and certain products	4	—	(2,438)
Gain on settlement of debt on related sale of distribution rights	5	—	25,572
Interest receivable and similar income		153	39
Interest payable and similar charges		(512)	(136)

(Loss)/profit on ordinary activities before tax		(9,310)	18,089
Tax on (loss)/profit on ordinary activities	6	380	(7,500)

Retained (loss)/profit for the financial period		(8,930)	10,589

		$	$
Basic (loss)/profit per ordinary share		(0.22)	0.59
Diluted (loss)/profit per share		(0.22)	0.59
The accompanying notes are an integral part of these interim financial statements.

Consolidated balance sheet (UK GAAP)

		30 June	31 December
	Note	2005	2004

		$’000	$’000
		Unaudited	Audited
Fixed assets
Intangible assets		9,965	10,302
Tangible assets		421	427

		10,386	10,729

Current assets
Debtors		2,135	2,003
Cash at bank and in hand		16,382	10,989

		18,517	12,992

Creditors: amounts falling due within one year		(3,654)	(4,341)

Net current assets		14,863	8,651

Total assets less current liabilities		25,249	19,380

Convertible loan note	8	—	(2,000)
Provisions for liabilities and charges	9	(652)	(687)

Net assets		24,597	16,693

Capital and reserves
Called up share capital	10	4,471	3,206
Capital redemption reserve	10	27,633	27,633
Treasury shares	11	(217)	(217)
Share premium account	11	102,644	87,075
Profit and loss account	11	(109,934)	(101,004)

Equity shareholders’ funds		24,597	16,693

The Group has no recognized gains and losses other than those included in the loss above, and therefore no separate statement of total recognized gains and losses has been presented.
The accompanying notes are an integral part of these interim financial statements.

Reconciliation of movements in group shareholders’ funds
(UK GAAP)

	Six months
	ended	Year ended
	30 June	31 December
	2005	2004

	$’000	$’000
	Unaudited	Audited
(Loss)/profit for the financial period	(8,930)	4,012
Dividends — non equity	—	643
New share capital issued	18,178	19,556
Share issuance costs	(1,344)	(953)
Treasury shares	—	(217)

Net change in shareholders’ funds	7,904	23,041
Opening shareholders’ funds/(deficit)	16,693	(6,348)

Closing shareholders’ funds	24,597	16,693

The accompanying notes are an integral part of these interim financial statements.

Consolidated cash flow statement (UK GAAP)

		Six months	Six months
		to	to
Unaudited	Note	30 June 2005	30 June 2004
		$’000	$’000

Net cash (outflow) from operating activities		(9,100)	(6,352)

Returns on investment and servicing of finance
Interest received and similar income		153	39
Interest paid on loans and overdrafts		(65)	(131)

Net cash inflow/(outflow) from returns on investments and servicing finance		88	(92)

Taxation
Corporation tax refund	6	75	—

Capital expenditure and financial investment
Purchase of intangible fixed assets		—	(7,894)
Purchase of tangible fixed assets		(57)	(3)
Proceeds on sale of intangible fixed assets	4	—	36,400

Net cash (outflow)/inflow from capital expenditure and financial investment		(57)	28,503

Acquisitions and disposals
Cash received on disposal of Swedish operations	3	—	350
Cash eliminated on disposal of US operations	4	—	(1,801)
Cash (outflow) on disposal of Amarin Pharmaceuticals Inc shares and US operations	4	—	(10,093)

Cash (outflow)/inflow before management of liquid resources and financing		(8,994)	10,515

Management of liquid resources		—	—

Financing
Issue of ordinary share capital	10	18,178	—
Expenses of issue of ordinary share capital		(1,344)	—
Repayment of amounts owed to Elan		—	(17,195)
Redemption of Debt	10	(2,000)	—
New loans from Elan		—	11,794

Net cash inflow/(outflow) from financing		14,834	(5,401)

Increase in cash		5,840	5,114

The accompanying notes are an integral part of these interim financial statements.

Reconciliation of operating (loss) to net cash outflow from operating activities (UK GAAP)

	Six months to 30 June	Six months to 30 June
Unaudited	2005	2004
	$’000	$’000
Continuing operations

Operating (loss) from continuing operations	(8,951)	(3,250)
Depreciation on tangible fixed assets	63	39
Amortization of intangible fixed assets	337	288
(Increase)/decrease in other debtors	(3)	235
Decrease in prepayments and accrued income	176	15
(Decrease)/increase in trade creditors	(433)	339
Increase in other creditors	34	75
(Decrease) in other taxation and social security	(14)	(68)
(Decrease) in accruals and deferred income	(274)	(87)
(Decrease) in provisions	(35)	—

Net cash (outflow) from continuing operating activities	(9,100)	(2,414)

Discontinued operations
Operating (loss) from discontinued operations	—	(2,048)
Depreciation on tangible fixed assets	—	83
(Gain) on translation of foreign currency balances	—	(76)
(Increase) in stocks	—	(550)
Decrease in trade debtors	—	418
Decrease in other debtors	—	43
Decrease in prepayments and accrued income	—	726
(Decrease) in trade creditors	—	(2,202)
(Decrease) in other creditors	—	(421)
Increase in accruals and deferred income	—	89

Net cash (outflow) from discontinued operating activities	—	(3,938)

Total net cash (outflow) from operating activities	(9,100)	(6,352)

The accompanying notes are an integral part of these interim financial statements.

Notes to the unaudited condensed interim financial statements
1.	Going concern
These interim financial statements have been prepared on the going concern basis. As reported in the ‘Management’s commentary on results’ section of these unaudited interim financial statements, Amarin is forecast to have sufficient cash to fund its operations into the second quarter of 2006.
On May 24, 2005 Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADS’s with institutional and other accredited investors, including certain directors and executive officers of Amarin. Directors and executive officers of Amarin invested approximately $4.5 million in the offering for the purchase of an aggregate of 3.5 million ADS’s, inclusive of the 1.5 million ADS’s issued in connection with the redemption of the loan notes referred to below. After offering fees, expenses and the redemption of the remaining $2 million of loan notes in connection with the purchase of shares by AIHL, referred to below, the net proceeds were approximately $14.5 million.
At June 30, 2005 Amarin had no debt compared to $5.0 million at June 30, 2004. On May 24, 2005, simultaneous with the registered offering, Amarin’s remaining $2 million loan notes, owed to AIHL, a company controlled by Amarin’s Chairman, Mr. Thomas Lynch, were redeemed for $2 million and the proceeds used by AIHL to subscribe for approximately 1.5 million ADS’s. This followed the redemption of the first $3 million of loan notes and subscription for equity by AIHL on October 7, 2004. Amarin now has no debt other than working capital liabilities.
As of the date of these interim financial statements, on the basis of forecast cash flows, Amarin is forecast to have sufficient cash to fund the group’s operating activities into the second quarter of 2006. Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further equity-based financings. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the second quarter of 2006 and beyond.
Amarin’s ability to execute its business strategy and sustain its infrastructure at its current level will be impacted by when, and whether or not, it is able to raise additional capital and/or obtain additional funding through earning licensing fees from its partnering activities. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should Amarin be unable to continue as a going concern. Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that funding will be obtained by the Company to fund its ongoing activities. Accordingly the directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis.
2.	Preparation of interim financial statements
The accompanying interim financial statements as of and for the six months ended June 30, 2005 and 2004 are unaudited and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) for interim financial information. Accordingly, the information set out in these unaudited interim financial statements does not comprise statutory accounts within the meaning of the Companies Act 1985.
UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). These differences have a material effect on net (loss)/income and the composition of the shareholders’ equity. A reconciliation of net (loss)/profit and shareholders’ equity from UK GAAP to US GAAP is set forth in note 16 and summary consolidated cash flows presented under US GAAP are set forth in note 17.
These unaudited interim financial statements have been prepared in accordance with the accounting policies set out in, and should be read in conjunction with, Amarin’s Annual Report and Form 20-F for the year ended December 31, 2004. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of Amarin Corporation plc and its consolidated subsidiaries have been included in these unaudited interim financial statements. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
3.	Profit on disposal of Swedish operations
As disclosed in our 2004 and 2003 Annual Report and 20-F, during October 2003 Amarin disposed of its Swedish drug delivery and development business comprising interests in Gacell Holdings AB and Amarin Development (Sweden) AB. At December 31, 2003 $750,000 of the gross sale proceeds remained in escrow against potential claims by the purchaser. From this amount, $350,000 was released by the purchaser to Amarin during the first half of 2004. The remaining proceeds of $400,000 held in escrow were released by the purchaser to Amarin during the second half of 2004.
4.	Loss on disposal of US operations and certain products
During February 2004, Amarin sold the majority of its US operations to Valeant Pharmaceuticals International (“Valeant”). This sale, which resulted in a loss of $2.4 million, comprised Amarin’s:
-	US commercial operations and subsidiary, Amarin Pharmaceuticals Inc;

-	rights to Permax and the Primary Care Portfolio of marketed products; and

-	rights to the development compound, Zelapar™.

Book value
Unaudited
$’000
Intangible fixed assets — product rights	35,600
Tangible fixed assets	651
Stock	3,201
Cash	1,801
Creditors	(12,508)

28,745

Loss on disposal	(2,438)

Consideration — net of expenses	26,307

Gross proceeds	38,000
Less inventory management fees	(9,300)
Less legal and transaction fees	(2,393)

Consideration — net of expenses	26,307

Summary of key inflows/(outflows)	$’million

Proceeds from disposal of intangible fixed assets	36.4

Proceeds on disposal of shares in API	1.6
Less inventory management fees	(9.3)
Less legal and transaction fees	(2.4)

(10.1)

5.	Gain on settlement of debt on related sale of distribution rights
In February 2004, upon closing the sale of the US operations and certain product rights to Valeant, Amarin settled its debt obligations with Elan through a cash payment of $17.2 million (part of which represented the cost of acquiring Zelapar™ that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares. In September 2004, Elan sold its remaining interests in Amarin. These interests included the $5m loan note and the 500,000 warrants (see note 8 for further information). Details of the Elan debt settlement are explained more fully in our 2004 Annual Report. The settlement with Elan resulted in a gain of $25.6 million.
6.	Taxation
At June 30, 2005, the taxation credit of $0.4 million relates to a research and development tax credit due on the operations of Amarin Neuroscience Limited. During the six months ended June 30, 2005, $0.1 million has been received. At December 31, 2003, a deferred tax asset of $7.5 million representing the deferred tax credit was recognized by Amarin. This was utilised against timing differences that reversed in the first half of 2004 due to the gain on the settlement of Elan debt.
7.	(Loss)/profit per share
Basic (loss)/profit per share for the six months ended June 30, 2005 is calculated on the loss on ordinary activities after taxation of $8.9 million (June 30, 2004: profit of $10.6 million) and on 40,413,000 ordinary shares (June 30, 2004: 17,940,000 ordinary shares), being the weighted average number of ordinary shares in issue and ranking for dividend during the period, less treasury shares in issue during the period. Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue, less treasury shares, adjusted to reflect the effect of exercising those share options and warrants granted where the exercise price is less than the average market price of the ordinary shares during the period. The company reported a net loss from continuing operations for the six months ended June 30, 2005 and June 30, 2004. As a result the loss per share is not reduced by dilution.
8.	Convertible loan note

	30 June	31 December
	2005	2004
	$’000	$’000
	Unaudited	Audited

Convertible loan note	—	2,000

Following the disposal of the US operations and certain product rights, Amarin settled its debt obligations to Elan and also issued a $5 million 5-year loan note to Elan. During September 2004, Elan sold its remaining interests in Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5 million loan note and 500,000 warrants. During October 2004, AIHL agreed to redeem $3 million of the loan note and subscribe for 2,717,391 ordinary shares with an option to redeem the remaining $2 million and subscribe for ordinary shares at the offering price of any future equity financing. Accordingly, a convertible loan note of $2 million remained outstanding at December 31, 2004. This convertible loan note carried daily interest of 8% per annum payable half yearly. During May 2005, AIHL agreed to redeem the remaining $2 million of the loan note and subscribed for 1,538,462 ordinary shares.
9.	Provisions for liabilities and charges

		Mill Valley
	National	lease
	Insurance	provision	Total
	$’000	$’000	$’000

At 1 January 2005 - Audited	32	655	687
(Decrease)/increase in provision	(25)	272	247
Utilised in period	(3)	(279)	(282)

At 30 June 2005 — Unaudited	4	648	652

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 and will accumulate over the vesting period of relevant options.
Following the disposal of its US operations, Amarin remains liable for costs associated with the vacant US head quarters, based in Mill Valley, California. The lease is Amarin’s obligation through to October 31, 2007. Amarin is actively seeking a sub-tenant and has provided for the anticipated shortfall between anticipated sublease receipts and Amarin’s lease obligations over the lease term, based on information available at this time.
10.	Called-up share capital and capital redemption reserve

	Called-up	Capital
	share	redemption
Issued	capital	reserve
	$’000	$’000

At 1 January 2005 - Audited	3,206	27,633
Increase in share capital	1,265	—

At 30 June 2005 - Unaudited	4,471	27,633

	30 June	31 December
	2005	2004
	Unaudited	Audited
	$’000	$’000

Authorized
1,559,144,066 ordinary shares of £0.05 each (31 December 2004:
1,559,144,006 ordinary shares of £0.05 each)	125,319	125,319
17,939,786 deferred shares of £0.95 each (31 December 2004:
17,939,786 deferred shares of £0.95 each)	27,509	27,509
5,000,000 3% cumulative convertible preference shares of £1 each (31 December 2004:
5,000,000)	8,050	8,050

	160,878	160,878

Allotted, called up and fully paid
51,448,810 ordinary shares of £0.05 each (31 December 2004:
37,632,123 ordinary shares of £0.05 each)	4,471	3,206

Issue of share capital
In May 2005, the Company issued a total of 13,677,110 ordinary £0.05 shares as follows:
•	12,138,649 shares for $15,780,249 (nominal value of $1,111,000) raised in the May 24, 2005 registered direct offering of equity and simultaneously the subscription for 1,538,461 shares by AIHL for $2,000,000 (nominal value $141,000), the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited
In January 2005, the Company issued 102,000 shares due to the exercise of share options with a nominal value of $9,600 in aggregate for a total consideration of $307,000. In February 2005, the Company issued 37,577 shares due to the exercise of share options with a nominal value of $3,600 in aggregate for a total consideration of $90,000.

11.	Share premium account and reserves

		Share premium	Profit and loss
	Treasury shares	account	account	Total
	$’000	$’000	$’000	$’000

At 1 January 2005 - Audited	(217)	87,075	(101,004)	(14,146)
Premium on share issue	—	16,913	—	16,913
Share issue costs	—	(1,344)	—	(1,344)
Loss for the period	—	—	(8,930)	(8,930)

At 30 June 2005 - Unaudited	(217)	102,644	(109,934)	(7,507)

12.	Reconciliation of net cash flow to movement in net funds

	Six months to	Six months to
	30 June	30 June
	2005	2004
	$’000	$’000
	Unaudited	Unaudited

Increase in cash in the period	5,840	5,114
Redemption of debt	2,000	—
Foreign exchange differences	(447)	—

Movement in net funds in the period	7,393	5,114
Net funds at 1 January	8,989	2,097

Net funds at 30 June	16,382	7,211

13.	Analysis of net funds

			Other
	At 31		non	At 30
	December	Cash	cash	June
	2004	flow	changes	2005
	Audited	Unaudited	Unaudited	Unaudited
	$'000	$'000	$'000	$'000

Cash at bank and in hand	10,989	5,840	(447)	16,382

	10,989	5,840	(447)	16,382
Debt due after one year	(2,000)	2,000	—	—

Total	8,989	7,840	(447)	16,382

14. Related party transactions
     A. Amarin Investment Holding Limited
During the six months ended 30 June 2005, Amarin entered into certain contracts with Amarin Investment Holding Limited which is a significant shareholder and an entity controlled by the Chairman Mr. Thomas Lynch. The directors consider that transactions with Amarin Investment Holding Limited have been entered into on an arm’s length basis. Details of such transactions (together with certain historic detail for reference purposes) involving Amarin Investment Holding Limited are given below.
On September 30, 2004 Amarin Investment Holding Limited declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:
•	4,653,819 ADSs;

•	Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•	US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.
The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.
Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into 2,717,391 ordinary shares of Amarin in October 2004. The loan notes were redeemed by Amarin and the proceeds of such redemption were utilized in full to subscribe for ordinary shares at a price of $1.104 per share. In May 2005 the remaining $2 million in principal amount of the loan notes was redeemed and the proceeds of such redemption were utilized to subscribe for 1,538,461 ordinary shares at a price of $1.30 per share as part of the registered direct offering which took place in May 2005. Additionally, Amarin Investment Holding Limited also subscribed for a further 192,308 ordinary shares at a price of $1.30 per share in such offering.
      B. Directors Investment in Registered Direct Offering
Several of the Company’s directors and officers subscribed for approximately 3,500,000 ordinary shares in the May offering (inclusive of the 1,730,769 ordinary shares issued to Amarin Investment Holding Limited set out in note A above) on the same terms as those offered to the non-related investors.
      C. Icon
At June 30, 2005 Sunninghill Limited, a company controlled by Dr John Climax, held 5.6 million shares in Amarin (which was approximately 11% of Amarin’s entire issued share capital), and Poplar Limited, a company controlled by Dr Climax, held approximately 11% of Icon plc.
During the period, the Company entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase III study on Miraxion (TREND 2) and to assist Amarin in conducting its US Phase III study on Miraxion (TREND 1) where it will have a monitoring and central laboratory role for consistency. At June 30, 2005 Amarin had accrued costs of $1,165,000 with respect to Icon, of which $397,000 had been paid leaving $768,000 within current liabilities.
15.	Commitments and contingencies
      A. Laxdale approval milestones
There are no capital commitments relating to the Miraxion development project. However, under the purchase agreement for Laxdale, upon the attainment of specified development milestones we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 6% on future sales of Miraxion (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi). The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Such contingent consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the FDA and EMEA. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable, for each approval, to the selling shareholders of Laxdale Limited in either cash or stock (at the sole option of each of the selling shareholders). The second approval obtained in the US and Europe would result in additional consideration of £5,000,000 payable, for each approval, to the vendors of Laxdale Limited.
      B. Miraxion contracted R&D expenditure
Additionally, Amarin has engaged various clinical research organizations and consultants to assist in the design, project management and roll-out of the planned two phase III trials with Miraxion in Huntington’s disease. Amarin entered into a clinical trial agreement with the University of Rochester in Quarter 1, 2005. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s Disease in the

U.S. Additionally, we entered in to a similar clinical trial agreement with Icon plc to perform similar procedures in Europe in Quarter 2, 2005. These agreements may be terminated without cause by Amarin at any time during the term of the agreements on ninety days prior written notice to the other party.

	Estimated Payments due by period in $000’s from 1 January 2005

		Less
		than 1	1-2	2-3	3-4	4-5
	Total	year	years	years	years	years	Thereafter
Clinical research — University of Rochester	5,857	2,691	1,883	1,283	—	—	—
Clinical research — Icon	6,931	2,818	3,417	696	—	—	—

Clinical research	12,788	5,509	5,300	1,979	—	—	—

      C. Permax contingency
Amarin was responsible for the sales and marketing of Permax in the US from May 2001 until February 2004. On May 17, 2001, Amarin acquired the US sales and marketing rights to Permax from Elan. A subsidiary of Elan had previously licensed the rights to Permax from Eli Lilly and Company (“Eli Lilly”) in January 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals Inc. (“APT”), including the rights to Permax, to Valeant Pharmaceuticals International (“Valeant”).
In late 2002, Eli Lilly & Co as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance (less than 0.01%) of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been noted in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. Causation is not established but is consistent with other fibrotic side effects observed in Permax.
There are currently six different suits pending in the United States regarding Permax. The Company is a named defendant in five of the six suits although it has only received what purports to be effective service of court proceedings in three of these cases. The other defendants include Eli Lilly, Elan Pharmaceuticals, Inc., API and Valeant.
The Company has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote.
16.	Reconciliation from UK to US GAAP

		Six months to	Six months to
		30 June	30 June
		2005	2004
		$’000	$’000
	Note	Unaudited	Unaudited

Net (loss)/profit in accordance with UK GAAP		(8,930)	10,589
Gain on settlement of a related party liability	A	—	(25,572)
Adjustment for treatment of intangible fixed asset	B	337	394
Adjustment for stock-based compensation and National Insurance	C	(28)	—
Release and amortization of discount on loan note	D	(369)	(25)
Adjustment for loss on securities held for trading	E	(5)	(2)
Adjustment for vacation accrual	F	(5)	—
Adjustment for use of temporal method on consolidation	H	(415)	—

Net (loss) as adjusted to US GAAP		(9,415)	(14,616)

		$	$
US GAAP net (loss) per ordinary share — diluted		(0.23)	(0.81)
US GAAP net (loss) per ordinary share — basic		(0.23)	(0.81)

		Number	Number
		’000	’000
Shares used in computing loss per ordinary share — diluted		40,413	17,940
Shares used in computing loss per ordinary share — basic		40,413	17,940
Basic US GAAP (loss) per share as at June 30, 2005 is calculated based on the loss on ordinary activities after taxation, $9,415,000 (June 30, 2004: loss of $14,616,000) and on 40,413,000 (June 30, 2004: 17,940,000) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. The diluted earnings per share takes options and warrants into account. As the Company reported a net loss in the six months ended June 30, 2005 and 2004, the loss per share is not reduced by dilution.

		Six months ended	Year ended
		30 June	31 December
		2005	2004
		$’000	$’000
		Unaudited	Audited

Shareholders’ equity in accordance with UK GAAP		24,597	16,693
Adjustment for treatment of intangible fixed asset	B	(9,965)	(10,302)
Adjustment for National Insurance on stock options	C	4	32
Discount on loan note	D	—	369
Adjustment for loss on securities held for trading	E	16	21
Vacation accrual	F	(40)	(35)
Adjustment for acquisition accounting	G	(41,354)	(41,354)
Adjustment for use of temporal method on consolidation	H	—	(17)

Shareholders’ (deficit) in accordance with US GAAP		(26,742)	(34,593)

     A. Gain on settlement of a related party liability
Under UK GAAP the Company has recognized a gain on the settlement of a liability due to a related party. Under US GAAP the extinguishment of a related party liability is considered a contribution to capital.
     B. Treatment of intangible fixed assets
Under UK GAAP pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.
Under UK GAAP the Company had capitalized $10,302,000 at December 31, 2004 relating to Miraxion (formerly known as Lax-101). At June 30, 2005, the Company had capitalized $9,965,000 relating to Miraxion. These would have been expensed under US GAAP.
     C. Stock-based compensation and National Insurance
Under UK GAAP the Company has recorded a provision of $4,000 (December 31, 2004: $32,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of exercise. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.
The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44. There was no impact for the six months ended June 30, 2005 or six months ended June 30, 2004 as the re-priced share options were priced above the market price at these dates.
The Company applies APB Opinion No. 25 and related interpretations in accounting for its US share option plans. Had compensation for the Company’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net (loss) and net (loss) per share under US GAAP would have been changed to the pro forma amounts indicated below:

	Six months to	Six months to
	30 June	30 June
	2005	2004
	$’000	$’000
	Unaudited	Unaudited
	$’000	$’000

Net (loss) as reported	(9,415)	(14,616)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(1,361)	(2,393)
Add back total stock based compensation expense determined under the intrinsic value based method	—	—

Proforma net (loss)	(10,776)	(17,009)

	$	$
Basic and diluted (loss) per ordinary share as reported	(0.23)	(0.81)
Proforma	(0.27)	(0.95)

	$	$
Weighted average grant date fair value of options granted at the market price	1.12	—
options granted at a premium to the market price	—	—
options granted at a discount to the market price	—	—
The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Six months to	Six months to
	30 June	30 June
	2005	2004
	$’000	$’000
	Unaudited	Unaudited

Options granted at the market price Risk free interest rate (percentage)	3.81	—
Expected life (in years)	4	—
Volatility (percentage)	75%	—
During the six months ended June 30, 2005, all options were granted at the market price. During the six months ended June 30, 2004, no options were granted.
     D. Discount on loan note
As disclosed in note 8, in February 2004 Amarin issued a $5 million loan note and 500,000 warrants to Elan, as part of the settlement of debt obligations. In October 2004, Amarin Investment Holding Limited (“AIHL”) a company controlled by Amarin’s Chairman Mr. Thomas Lynch purchased all of Elan’s interests in Amarin, which included the $5 million loan note and 500,000 warrants. Subsequently, Amarin agreed with AIHL to redeem $3 million of the loan note and in turn to use the proceeds of such redemption to subscribe for ordinary share capital at a ten-day trailing average market price; the result being that, at the end of 2004, Amarin had in issue $2 million loan notes and 500,000 warrants in favor of AIHL. During May 2005, AIHL agreed to redeem the remaining $2m of the loan note and subscribe for 1,538,462 ordinary shares.
Under US GAAP the $2 million loan note and the 500,000 warrants issued to AIHL were accounted for under APB 14, so that the proceeds of the loan note were allocated between the debt and the warrants based on their relative fair values. The debt was accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance in the period to December 31, 2004 was $20,000 leaving a year end unamortized discount value of $369,000. As noted above, loan notes were redeemed in May 2005 resulting in a release of the unamortized discount value to leave a balance of $nil at June 30, 2005. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.
     E. Treatment for securities held for trading
Under UK GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of the current asset investments was written off to zero under UK GAAP but continues to be marked to the current market value under US GAAP.
Under US GAAP, at June 30, 2005 the fair value of current asset investments was $16,000 (December 31, 2004: $21,000).
     F. Vacation accrual
Under UK GAAP, Amarin does not provide for vacation expense. In accordance with US GAAP, this expense would be fully provided for. At June 30, 2005 and December 31, 2004 the value was $40,000 and $35,000 respectively.
     G. Adjustment for acquisition accounting
Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale was GBP£25,000,000 ($48,200,000). The initial amount of negative goodwill was $41,354,000. Thus, a deferred credit of $41,354,000 was recognized on the acquisition of Laxdale, being the initial amount of negative goodwill.
When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:
     —An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.
     —An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.
     H. Adjustment for consolidation
Under UK GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances.
Amarin Neuroscience Limited is the Group’s research and development arm and is interlinked and dependent on the Group for funding and decision making. It therefore meets the criteria to use the temporal method and accordingly losses arising on translation for consolidation are reported within the income statement.
Under UK GAAP, foreign currency subsidiaries that are independent and more autonomous are translated and consolidated using the closing rate method, whereby gains or losses arising on translation for consolidation are reported in reserves as part of shareholders’ equity.
Under US GAAP, all gains and losses arising on translation for consolidation are reported as part of shareholders’ equity, within other comprehensive income, similar to the UK GAAP closing rate method.

A difference of $432,000 arose in the translation of foreign currency balances between UK GAAP and US GAAP for the six months ended June 30, 2005 (June 30, 2004: $nil). This has been adjusted for in the US GAAP net income reconciliation; as the amount was a gain under UK GAAP, it increases the US GAAP loss for the period.
Using the closing rate method applicable under US GAAP, no adjustment to shareholders’ equity was required at June 30, 2005 (December 31, 2004: $17,000). The temporal method also requires non-monetary assets to be translated at the exchange rate ruling at the date they were acquired rather than the year-end rate.
     I. Future investment right (‘FIR’)
As discussed in “Recent developments”, investors in the May 2005 financing were given the right to make additional investments if the Company has not raised $7.2 million by March 15, 2006. The directors have reviewed the FIR and have determined that the fair value of this option is immaterial, based on the Black Scholes options pricing model used by the Company in valuing the options granted to employees.
The directors have also considered the potential earnings per share impact and the potential dilution of the FIR and have determined that the FIR be excluded from dilution as it is uncertain as to whether there will be any issue of shares arising from the FIR and that if any dilution were to occur it would be determined at a share price to be determined in the future.
     J. Recently issued accounting standards
In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS123R requires that companies expense the value of employee share options and other awards. FAS123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for Amarin from fiscal period beginning January 1, 2006 as the US GAAP filings will be limited to annual and interim filings only.
FASB 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.
     K. Comprehensive loss
Comprehensive loss for the six months ended June 30, 2005 and 2004 was $9,415,000 and $14,616,000 respectively.

17. Summary consolidated cashflows under US GAAP

	Six months to	Six months to
	30 June	30 June
	2005	2004
	$’000	$’000
	Unaudited	Unaudited

Net cash (used) by operating activities	(8,937)	(6,444)
Net cash provided/(used) by financing activities	14,834	(5,401)
Net cash (used)/provided by investing activities	(57)	16,959

Net increase in cash and cash equivalents	5,840	5,114
Net effect of foreign exchange on cash and cash equivalents	(447)	—
Cash and cash equivalents at beginning of period	10,989	2,097

Cash and cash equivalents at end of period	16,382	7,211

In the six months ended June 30, 2005, the loss on foreign exchange movements on cash balances was $447,000. During the six months ended June 30, 2004 the corresponding figure was nil.